Exhibit 4.59

Summary of the Rural Partnership Agreement, entered into on March 11, 2024, in connection with Fazenda Alto da Serra

Parties: R. E. S.A., as guarantor and landowner, and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas S.A. (“BrasilAgro”), as farming partner (the “Parties”).

Purpose: Agreement among the Parties granting BrasilAgro possession and use of an area of farmland of approximately 7,000 hectares, located in the Municipality of Brotas, in the State of São Paulo. The partnership agreement is expected to expire no earlier than 2035/2036, depending on the effective exhaustion of the sugarcane fields and/or the extension of the sugarcane cycles.